50 5/17/04

04019432

SECURITIES ... ION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING
MAY 07 2004
WASH. D.C. 155

| SEC FILE NUMBER |
|---|
| 8- 52287 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUTLER, CHAPMAN & CO., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 PARK AVENUE, 10th FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KASIA SIERPINSKI 212-508-0201
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SACKS, PRESS & LACHER, P.C.
(Name – *if individual, state last, first, middle name*)

| 600 THIRD AVENUE | NEW YORK | NEW YORK | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, FREDERICK J.C. BUTLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUTLER, CHAPMAN & CO., LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE R. ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires February 10, 2006

Notary Public

Signature

CHAIRMAN

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER, CHAPMAN & CO. LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

BUTLER, CHAPMAN & CO. LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

Sacks Press & Lacher, P.C.
Certified Public Accountants

600 Third Avenue, New York, NY 10016
212-682-6640 Fax: 212-557-8415

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Butler, Chapman & Co. LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity, and cash flows present fairly, in all material respects, the financial position of Butler, Chapman & Co. LLC (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sacks Press & Lacher, P.C.
New York, New York
January 29, 2004

## BUTLER, CHAPMAN & CO. LLC

## STATEMENTS OF FINANCIAL CONDITION

### ASSETS

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Cash and cash equivalents | $ 921,476 | $ 2,431,401 |
| Accounts receivable | 74,778 | 208,680 |
| Interest receivable | 312 | 807 |
| Income tax refund receivable | 400 | - |
| Prepaid expenses | 19,241 | 24,855 |
| Employee advances | 484 | 213 |
| Office furniture and equipment, net of accumulated depreciation of $101,316 in 2003 and $88,682 in 2002 | 15,536 | 25,776 |
| Deferred legal costs, net of accumulated amortization of $2,562 in 2003 and $1,311 in 2002 | 3,753 | 5,004 |
| Deferred income taxes | 30,234 | 551 |
| Other receivable | - | 11,778 |
| Leasehold improvements, net of accumulated amortization of $4,236 in 2002 | - | 16,149 |
| Goodwill | - | 6,274,633 |
| TOTAL ASSETS | $ 1,066,214 | $ 8,999,847 |

### LIABILITIES AND MEMBERS' EQUITY

| | 2003 | 2002 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ 61,109 | $ 120,513 |
| Accrued bonuses | 75,000 | 575,000 |
| Accrued taxes | 94,650 | 35,460 |
| Interest payable | 7,755 | - |
| Capital lease obligation payable | 15,557 | 20,260 |
| Accrued rent | 65,810 | 14,841 |
| Deferred revenue | 8,031 | - |
| Due to related party | - | 3,187 |
| TOTAL LIABILITIES | 327,912 | 769,261 |
| MEMBERS' EQUITY | | |
| Managing member | 461,439 | 5,144,116 |
| Non-managing member | 276,863 | 3,086,470 |
| TOTAL MEMBERS' EQUITY | 738,302 | 8,230,586 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 1,066,214 | $ 8,999,847 |

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| Income: | | |
| Advisory fees | $ 757,138 | $ 4,513,019 |
| Interest | 17,311 | 86,842 |
| Other | - | 2,559 |
| TOTAL INCOME | 774,449 | 4,602,420 |
| Expenses: | | |
| Payroll | 1,191,313 | 2,573,419 |
| Loss on impairment of goodwill | 6,274,633 | - |
| Rent | 224,380 | 259,150 |
| Insurance | 106,800 | 111,856 |
| Professional fees | 54,564 | 79,822 |
| Depreciation and amortization | 16,706 | 22,117 |
| Payroll taxes | 42,841 | 96,875 |
| Office | 21,016 | 21,974 |
| Client development | 46,388 | 43,958 |
| Pension contribution | 31,307 | 46,906 |
| Communication costs | 13,607 | 9,364 |
| Advertising | 10,254 | 3,798 |
| Loss on abandonment of leasehold improvements | 13,328 | - |
| Interest | 9,206 | 8,338 |
| Dues and subscriptions | 6,435 | 5,913 |
| Travel and entertainment | 1,554 | 4,069 |
| Other | 2,834 | 5,779 |
| TOTAL EXPENSES | 8,067,166 | 3,293,338 |
| (LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES | (7,292,717) | 1,309,082 |
| PROVISION FOR INCOME TAXES | 64,567 | 48,375 |
| NET (LOSS) INCOME | $(7,357,284) | $ 1,260,707 |

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | Members' Equity | Managing Member | Non-Managing Member |
|---|---|---|---|
| Balance - January 1, 2002 | $ 7,443,962 | $ 4,652,476 | $ 2,791,486 |
| Distributions to members | (474,083) | (296,302) | (177,781) |
| Net income | 1,260,707 | 787,942 | 472,765 |
| Balance - December 31, 2002 | 8,230,586 | 5,144,116 | 3,086,470 |
| Distributions to members | (135,000) | (84,375) | (50,625) |
| Net loss | (7,357,284) | (4,598,302) | (2,758,982) |
| Balance - December 31, 2003 | $ 738,302 | $ 461,439 | $ 276,863 |

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net (loss) income | $ (7,357,284) | $ 1,260,707 |
| Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities: | | |
| Depreciation and amortization | 16,706 | 22,117 |
| Deferred income taxes | (29,683) | 12,915 |
| Loss on impairment of goodwill | 6,274,633 | - |
| Loss on abandonment of leasehold improvements | 13,328 | - |
| Changes in operating assets and liabilities: | | |
| Decrease in accounts receivable | 133,902 | 114,604 |
| Decrease in interest receivable | 495 | 7,713 |
| (Increase) decrease in income tax refund receivable | (400) | 20,370 |
| Decrease in prepaid expenses | 5,614 | 140 |
| (Increase) decrease in employee advances | (271) | 7,712 |
| Decrease (increase) in other receivable | 11,778 | (428) |
| Decrease in due from managing member | - | 29,076 |
| (Decrease) increase in accounts payable and accrued expenses | (59,404) | 86,129 |
| (Decrease) increase in accrued bonuses | (500,000) | 575,000 |
| Increase in accrued taxes | 59,190 | 35,135 |
| Increase in interest payable | 7,755 | - |
| Increase in accrued rent | 50,969 | 14,841 |
| Increase (decrease) in deferred revenue | 8,031 | (11,539) |
| (Decrease) increase in due to related party | (3,187) | 3,187 |
| Decrease in client deposit | - | (1,134) |
| Net cash (used in) provided by operating activities | (1,367,828) | 2,176,545 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of office equipment | (2,394) | (8,217) |
| Payments for leasehold improvements | - | (20,385) |
| Net cash used in investing activities | (2,394) | (28,602) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Distributions to members | (135,000) | (474,083) |
| Paydowns on capital lease obligation | (4,703) | (4,582) |
| Principal payments on note payable | - | (289,503) |
| Net cash used in financing activities | (139,703) | (768,168) |
| (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | (1,509,925) | 1,379,775 |
| CASH AND CASH EQUIVALENTS - beginning of year | 2,431,401 | 1,051,626 |
| CASH AND CASH EQUIVALENTS - end of year | $ 921,476 | $ 2,431,401 |

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CASH FLOWS
(Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid $1,451 of interest and $35,460 of income taxes for the year ended December 31, 2003.

The Company paid $12,280 of interest and $325 of income taxes for the year ended December 31, 2002.

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Butler, Chapman & Co. LLC ("the Company") is primarily engaged in the business of providing advice to others in connection with various transactions including financial restructurings, mergers, acquisitions, private placements of securities and other similar activities.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

Depreciation

Depreciation of office furniture and equipment is provided on the double-declining balance method over the estimated useful lives of the individual assets, which range from three to seven years.

Amortization

Deferred legal costs are amortized on the straight-line basis over the lives of the respective leases.

Leasehold improvements were being amortized on a straight-line basis over the life of the related lease. During the current year, the Company relocated to another space in the same office building and abandoned the improvements (see Note 8). The remaining book value of the improvements, which was $13,328 at the time of the relocation, was recognized as a loss in the accompanying statement of income for 2003.

Goodwill

Goodwill was being amortized on a straight-line basis over 40 years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 issued in June 2001, amortization of this goodwill ceased as of December 31, 2001, at which time the Company began evaluating goodwill on an annual basis for potential impairment.

Revenue Recognition

Fees generated in relation to a specific transaction or project are recognized when the transaction or project is substantially complete and billable. Fees for general consulting services are recorded ratably over the life of the consulting agreement.

BUTLER, CHAPMAN & CO. LLC

NOTES TO FINANCIAL STATEMENTS

## 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Income taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

### Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the statement of financial condition.

## 2. INCOME TAXES

The Company is organized as a limited liability company and taxed as a partnership and therefore pays no federal or state income taxes and passes through all taxable income to the members of the Company.

The Company is however subject to New York City Unincorporated Business Tax.

The net deferred tax asset consisted of the following components as of December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax assets relating to: | | |
| Goodwill | $ 18,563 | $ - |
| Net operating loss carryfoward | 11,507 | - |
| Organization costs | 316 | 632 |
| Leasehold improvements | - | 148 |
| Deferred tax liability relating to: | | |
| Office furniture and equipment | (152) | (229) |
| Net deferred tax asset | $ 30,234 | $ 551 |

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

## 2. INCOME TAXES (Continued)

During the current year, New York City conducted an audit of the Company's Unincorporated Business Tax ("UBT") filings for the year ended December 31, 2000. At the conclusion of the audit, the City assessed the Company an additional $15,088 of UBT related to that year. Although the Company disagreed with the findings of the audit, it was decided that a court case to challenge the additional tax would not be cost beneficial and the Company paid the tax, plus interest of $2,872, in January, 2004. In addition to the amounts above, the Company also accrued $59,940 and $19,122, plus interest of $2,765 and $2,119, for 2002 and 2001, respectively, for UBT that would be due, should those years be audited and similar findings were applied. Beginning in 2003, the Company began preparing their New York City UBT returns in accordance with the methodology prescribed in the 2000 audit.

The provision for income taxes for the years ended December 31, 2003 and 2002 consisted of the following:

| | 2003 | 2002 |
|---|---|---|
| Current income taxes | $ 500 | $ 35,460 |
| Provision for 2000 through 2002 UBT | 94,150 | - |
| Deferred taxes | (29,683) | 12,915 |
| Benefit from net operating loss carryback | (400) | - |
| Provision for income taxes | $ 64,567 | $ 48,375 |

The Company has available at December 31, 2003, unused operating loss carry-forwards of $287,688, which may provide future tax benefits, expiring in 2023.

## 3. DUE FROM MANAGING MEMBER

The following is a summary of transactions between the Company and its managing member for the year ended December 31, 2002.

| | |
|---|---|
| Due from managing member, January 1, 2002 | $ 29,076 |
| Managing member payroll paid by the Company in excess of reimbursements from managing member | 3,120 |
| Payment received from managing member | (32,196) |
| Due from managing member, December 31, 2002 | $ - |

There were no transactions with the managing member during 2003.

## 4. GOODWILL

As part of the January 5, 2000 "Amended and Restated Purchase, Sale and Contribution Agreement" which resulted in the formation of the Company, the managing member transferred certain assets and liabilities into the Company. The fair value of the net assets was $29,844. The managing member received a 75% interest in the Company as a result of this transfer. At the same time as the asset transfer, the non-managing member of the Company contributed $2,000,000 of cash for a 25% interest in the Company. Under the goodwill method of accounting for limited liability company member contributions, the Company recorded $5,970,156 of goodwill. The Company calculated the goodwill as $6,000,000 less the fair value of the net assets contributed by the managing member. The $6,000,000 represents

4. GOODWILL (Continued)

the contribution that would be required to acquire 75% of the Company, assuming that the non-managing member's $2,000,000 contribution represented a 25% interest.

In addition to the above transaction, the Company also issued a 5.76%, $832,822 note payable to the managing member in exchange for $200,000 cash and the remaining goodwill of the managing member. The remaining goodwill of $632,822 represents the amount of the note payable that is in excess of the cash that was to be received.

The total goodwill of $6,602,978, which was recorded as a result of these transactions, was being amortized, through December 31, 2001, on a straight-line basis over 40 years (in accordance with SFAS No. 142, see Note 1). The Company had recorded total amortization of $328,345, resulting in a net book value of $6,274,633 as of January 1, 2002. The Company did not consider this goodwill to be impaired as of December 31, 2002. During 2003, the Company determined that the carrying amount of the goodwill exceeded its fair value, which was determined to be $0. This determination was based on various factors, which included the sudden lack of a market for the sale of a membership interest in the Company, the lack of expected synergy with the non-managing member as a result of a change in corporate ownership, and the resignation of an officer of the managing member, who was a key employee of the Company. Accordingly, a goodwill impairment loss of $6,274,633 was recognized in the accompanying statement of income.

5. DUE TO RELATED PARTY

During 2002, the shareholders of the managing member paid $3,187 of expenses on behalf of the Company. This amount was repaid in full during 2003.

6. CAPITAL LEASE OBLIGATION PAYABLE

The Company leases its telephone equipment under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the asset through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

The leased asset has been recorded at $25,790 and included in office furniture and equipment in the accompanying statement of financial condition. Accumulated depreciation related to the leased equipment at December 31, 2003 and 2002 was $16,970 and $11,090, respectively.

The following is a schedule by years of future minimum payments required under the lease together with their present value as of December 31, 2003:

| Year Ending December 31, | |
|---|---|
| 2004 | $ 6,155 |
| 2005 | 6,155 |
| 2006 | 5,128 |
| Total minimum lease payments | 17,438 |
| Less amount representing interest | (1,881) |
| Present value of minimum lease payments | $15,557 |

7. NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. The Rule further requires that the ratio of aggregate indebtedness, as defined under such provisions, to net capital shall not exceed 15 to 1. At December 31, 2003 and December 31, 2002, the Company had net capital of $575,134 and $1,613,512, respectively, which exceeded the minimum net capital requirement by $553,273 and $1,562,228, respectively and the Company's ratio of aggregate indebtedness to net capital was .57 to 1 and .48 to 1, respectively.

8. LEASING ARRANGEMENTS

During 2002 and through September 12, 2003, the Company conducted its operations from facilities that were leased under a non-cancelable operating sub-lease with its non-managing member that was due to expire in December 2006. On September 13, 2003 the Company was forced to relocate to another space on the same floor and modified their existing sub-lease, still scheduled to expire in December 2006. Future minimum rental payments required under the lease are as follows:

| Year Ended December 31, | |
|---|---|
| 2004 | $ 117,639 |
| 2005 | 224,252 |
| 2006 | 229,434 |
| Total | $ 571,325 |

Under the modified lease, the Company agreed to pay a fixed amount each year towards electric charges and other operating expenses. In June 2004, when the Company begins paying base rent under the modified lease, they will also pay $14,913 per annum for these additional charges through the end of the lease. These fixed amounts have been included with base rent in the schedule of minimum lease payments above. In addition, the Company may be liable for their share of contingent payments that may be due by the non-managing member under the master lease.

In 2003, actual fixed rental charges related to both leases were $144,283. Straight-line rental expense for the year was $195,253. In 2002, actual base rental payments related to the lease year under the original lease were $228,976. Straight-line rental expense was $202,203. During 2003, the Company paid $3,509 of contingent rental payments for items such as real estate taxes, electric and operating expenses.

9. RETIREMENT PLAN

Effective May 1, 2002, the Company adopted a defined contribution (401(k)) retirement plan. Employees meeting certain eligibility requirements can participate in the plan to the extent allowed under Internal Revenue Service rules. The Company's contribution to the plan is 100% of the first 3% of each employee's deferral, and 50% of the deferral that amounts to 3% to 5% of the employee's salary. There is no Company contribution for any deferral over 5% of the employee's salary. Retirement plan expense was $31,307 and $46,906 for 2003 and 2002, respectively.

## 10. CONCENTRATION OF CREDIT RISK

As of December 31, 2003, the Company maintains its cash balance in an uninsured money market account.

## 11. RELATED PARTY TRANSACTIONS

Prior to 2003, the Company had been paying the payroll for its managing member and was being reimbursed monthly (See Note 3).

The Company leases its office space through a sublease with its non-managing member (See Note 8).

The non-managing member was also a client of the Company. Advisory fees earned from the non-managing member was $3,871,500 in 2002.

SUPPLEMENTARY INFORMATION

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Net capital: | | |
| Total equity | $ 738,302 | $ 8,230,586 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Accounts receivable | 74,778 | 208,680 |
| Interest receivable | 312 | 807 |
| Income tax refund receivable | 400 | - |
| Prepaid expenses | 19,241 | 24,855 |
| Employee advances | 484 | 213 |
| Office equipment and furniture | 15,536 | 25,776 |
| Deferred legal costs | 3,753 | 5,004 |
| Deferred income taxes | 30,234 | 551 |
| Other receivable | - | 11,778 |
| Leasehold improvements | - | 16,149 |
| Goodwill | - | 6,274,633 |
| | 144,738 | 6,568,446 |
| Net capital before haircuts on securities | 593,564 | 1,662,140 |
| Haircuts on securities | | |
| Money market funds (cash equivalent) | 18,430 | 48,628 |
| NET CAPITAL | $ 575,134 | $ 1,613,512 |
| Aggregate indebtedness | $ 327,912 | $ 769,261 |
| Minimum dollar capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness) | $ 21,861 | $ 51,284 |
| Excess net capital | $ 553,273 | $ 1,562,228 |
| Ratio of aggregate indebtedness to net capital | .57 to 1 | .48 to 1 |
| Computation of net capital as originally reported | $ 591,513 | $ 1,547,439 |
| (Increase) decrease in other assets | (33,143) | 12,915 |
| Decrease in fixed assets | 12,112 | 1 |
| Increase in receivables | (401) | - |
| Increase in members' equity | 5,053 | 53,157 |
| Computation of net capital per above | $ 575,134 | $ 1,613,512 |

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003 and 2002

Exempt under Rule 15c3-3(k)(2)(i)

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003 and 2002

Exempt under Rule 15c3-3(k)(2)(ii)

Sacks Press & Lacher, P.C.
Certified Public Accountants

600 Third Avenue, New York, NY 10016
212-682-6640 Fax: 212-557-8415

## SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE PURSUANT TO SEC RULE 17a-5

To the Members of
Butler, Chapman & Co. LLC

In planning and performing our audit of the financial statements of Butler, Chapman & Co. LLC ("the Company") for the years ended December 31, 2003 and 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC" or "the Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

*Sacks Press & Lacher, P.C.*

New York, New York
January 29, 2004